[FRIED FRANK LETTERHEAD]

December 16, 2016

VIA EDGAR AND COURIER

Jay Ingram

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 17, 2016
File No. 333-211761

Dear Mr. Ingram:

This letter sets forth the response of JELD-WEN Holding, Inc. (the “Company”) to the comment letter, dated November 29, 2016, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 of the Company filed on November 17, 2016 (the “Registration Statement”). This letter is being filed today with Amendment No. 4 to the Registration Statement (“Amendment No. 4”). In order to facilitate your review, we have repeated your comment in its entirety. We have also sent to your attention via courier courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement.

General

1.	We remain concerned about the prominence of the disclosure relating to the Tax Receivable Agreement and the amount and duration of the payments under the Agreement. Please revise the prospectus cover page to include specific disclosure regarding the economic benefits, including quantification, to the pre-IPO stockholders that will be derived from the Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has decided not to enter into a Tax Receivable Agreement in connection with its initial public offering. Accordingly, it has removed all disclosure relating to the Tax Receivable Agreement from Amendment No. 4.

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Laura Doerre at (704) 378-5810. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel Bursky

Daniel Bursky

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
L. Brooks Mallard (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)